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Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                  THERMO FIBERGEN ANNOUNCES REDEMPTION RESULTS


WALTHAM, Mass., October 2, 2000 - Thermo Fibergen Inc. (ASE: TFG) announced today that holders of its common stock and common stock redemption rights have surrendered for redemption 2,713,451 shares of Thermo Fibergen common stock at a redemption price of $12.75 per share. The redemption period began on September 1, 2000, and concluded at 5:00 p.m. EDT on September 30, 2000.

     Following the redemption period, 11,459,149 shares of Thermo Fibergen common stock remain outstanding - 10,419,350 shares are held by Thermo Fibertek Inc. (ASE: TFT), Thermo Fibergen's parent company; 14,550 shares by Thermo Electron Corporation (NYSE: TMO); and 1,025,249 shares by shareholders other than Thermo Fibertek and Thermo Electron.

     Thermo Fibergen Inc. designs, builds, owns, and operates fiber-recovery and water-clarification plants to help pulp and paper mills improve product quality, reduce costs, and close the loop in their water and solids systems. The company cleans and recycles water and long fiber to be reused in papermaking and converts the remaining solids into commercial products such as dust-free agricultural carriers, oil and grease absorbents, and cat box fillers. The company also develops, produces, and markets fiber-based composites primarily for the building industry, such as fencing and siding. Thermo Fibergen is a public subsidiary of Thermo Fibertek Inc., another Thermo Electron company. More information is available on the Internet at http://www.thermo.com/subsid/tfg1.html.

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